UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

As previously reported on the report on Form 6-K of NETCLASS TECHNOLOGY INC (the “Company”) on August 1, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of (a) a convertible promissory note in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”), of the Company; and (b) 1,069,500 Class A Ordinary Shares (the “Pre-Delivery Shares”), at a purchase price of $0.00025 per share (the “Offering”).

The Offering closed on August 4, 2025 (the “Closing”). The gross proceeds from the Offering was $2,000,000, prior to deducting transaction fees and estimated expenses. Univest Securities, LLC acted as the placement agent (the “Placement Agent”) for the Offering. The Company paid Placement Agent, at Closing, a cash fee equal to 8% of the gross proceed, a non-accountable expense equal to 1% of the gross proceed, and accountable expense in the amount of $30,000. The Company has further agreed that the Placement Agent shall be entitled to compensation, calculated as set forth above, in connection with any public or private offering or other financing or capital-raising transaction of any kind, to the extent such financing or capital is provided by investors introduced to the Company by Placement Agent prior to the consummation of the Offering, if such transaction is consummated at any time during the period within six (6) months following the Closing.

The Offering was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations D promulgated thereunder.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 5, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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